Bottomline Home Loan, Inc.
                      201 East Huntington Drive, Suite 202
                               Monrovia, CA 91016
                                 (800) 520-5626

                                September 2, 2005

                                                                   VIA EDGAR AND
                                                          FACSIMILE TRANSMISSION
                                                                    202-772-9209

Mr. Howard Efron, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
Mail Stop 4561
100 F Street NE
Washington, D.C.  20549

         Re:      Bottomline Home Loan, Inc.
                  Form 8-K filed August 26, 2005
                  File No. 000-31413

Dear Mr. Efron:

         We submit the following supplemental information in response to your comments of August 29, 2005.

FORM 8-K FILED AUGUST 26, 2005:

1. We note that the third paragraph of your Item 4.01 disclosure does not specifically address the two most recent fiscal years and any subsequent interim period preceding the resignation of your former accountant. Revise your Form 8-K to provide your disclosure for those periods specifically required by Item 304
(a)(iv) of Regulation S-K. Please file a revised Exhibit 16 letter.

         Response:         Revised as requested. We note, however, that the text
                           is revised in conformance with Item 304(a)(1)(iv) of Regulation S-B, the regulation applicable to Bottomline Home Loan, Inc. as a small-business issuer, and not Item 304(a)(iv) of Regulation S-K.

         Bottomline Home Loan, Inc. acknowledges that it is responsible for the adequacy and accuracy of the disclosure in the filing; that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and that Bottomline Home Loan, Inc. may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                                  Sincerely,

                                                  Bottomline Home Loan, Inc.

                                                   /s/ Buster Williams, Jr.

                                                  Buster Williams, Jr.